Rule 12g3-2 (b) Exemption File No. 82-4527

07027012

Summary Translation Letter
To the Stock Exchange of Thailand
September 11, 2007

2007 OCT -2 A 9:77

SUPPL

SSA-CP 053/2007

September 11, 2007

Subject: Report on the results of the exercise of warrants (ESOP Grant II, III, IV and V) in August 2007.

To: The President
The Stock Exchange of Thailand

Shin Satellite Public Company Limited (the "Company") issued and offered warrants to purchase the Company's ordinary shares ("Warrants") to directors and employees of the Company. The details of Warrants now are as follows;

Details of ESOP	Grant II	Grant III	Grant IV	Grant V
The number of warrants (units)	4,400,100	5,894,200	7,562,100	10,033,800
Issuing Date	May 30, 2003	May 31, 2004	May 31, 2005	May 31, 2006
Exercise Price (Baht/Share)	6.279	13.913	16.441	11.87
Exercise Ratio (warrant : ordinary share)	1:204490	1:1.02245		1:1
Maturity of Warrants	5 years from the issuing date			

The Company would like to report the results of the exercise of warrant to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant II, III, IV and V) in August 2007, as follows;

Outstanding of ESOP	Grant II	Grant III	Grant IV	Grant V
No. of exercised warrants in this month (units)	-	-	-	-
No. of remaining unexercised warrants (units)	2,017,300	5,894,200	7,562,100	10,033,800
No. of shares derived from this exercise (shares)	-	-	-	-
No. of remaining shares reserved for warrants (shares)	4,125,239	6,026,200	7,732,100	10,058,800

PROCESSED
OCT 0 3 2007
THOMSON
FINANCIAL

dlw 10/2

END